UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                   November                              , 2002
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                                 Frontline Ltd.
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                (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F      X              Form 40-F
                             ------------                  ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                            No      X
                             ------------                  ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated November 17, 2002.

                                    Exhibit 1

FRONTLINE LTD.

INTERIM REPORT JULY - SEPTEMBER 2002

THIRD QUARTER AND NINE MONTH RESULTS
Frontline Ltd. reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies (EBITDA) of $26.6 million and a net loss of $37.2 million for the third quarter of 2002. The net loss figure includes losses of $15.4 million relating to the mark to market valuation adjustment of the Company's Equity Swap Line. The loss per share for the quarter was $0.49.

The average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers were $16,900, $14,300 and $13,400, respectively, compared with $18,600, $17,600 and $15,300, respectively in the immediately preceding quarter. These TCEs include vessels trading on the spot market and on time charters. Average daily ship operating expenses are in line with budget, reflecting drydocking of five vessels during the quarter.

Net interest expense for the quarter was $15.9 million compared to $19.7 million in the same period in 2001. This decrease reflects the reduction in interest rates in the period. At September 30, 2002 approximately 74 per cent of the Company's total debt is floating. Other financial items for the quarter were negative $17.1 million, which includes a $15.4 million charge for the market value adjustment on the Company's Equity Swap Line. The $ 15.4 million charged in the quarter includes a revaluation of 2,695,000 shares down to the market price at $ 3.82 per share at quarter end. The weakening of the Yen against the US Dollar in the third quarter of 2002 resulted in an unrealised foreign currency exchange gain of $4.1 million due to the revaluation of Yen debt in certain subsidiaries and a gain of $1.4 million included within the share of results from associated companies. At September 30, 2002 the Company has Yen debt and capital lease obligations (including our share of associated companies) of Yen 23.7 billion, decreased from Yen 26.1 billion at June 30, 2002.

For the first nine months of 2002, the Company had EBITDA of $121.6 million and reports a net loss of $54.1 million. Loss per share for the 2002 year to date is $0.71. This compares to EBITDA, net income and earnings per share of $459.3 million, $339.0 million and $4.41, respectively for the first nine months of 2001.

Net interest expense for the nine month period was $47.6 million (2001 - $60.8 million). The foreign exchange loss for the nine month period was $8.0 million

The Board has decided not to declare any dividend for the third quarter.

THE MARKET

The VLCC market was extremely weak throughout the third quarter with rates periodically dropping below $10,000 per day. The main contributing factor was a lack of demand for VLCC loadings out of the Middle East Gulf. Suezmax earnings were affected by the difficult situation for the larger vessels but in relative terms the Suezmaxes traded better in a flat market with earnings of about $14,000 per day through the quarter. After the end of the quarter the situation for both categories of vessels improved sharply.

The availability of crude oil tankers has been more or less unchanged in 2002. So far this year 36 VLCCs and 15 Suezmaxes have been scrapped or otherwise removed from the trading fleet whereas 32 VLCCs and 20 Suezmax newbuildings have been delivered from shipyards in the period. Order books currently stand at 66 VLCCs and 57 Suezmaxes for delivery into mid 2005. Ordering activity has been low for both categories of vessels in 2002. Newbuilding prices as well as second hand values have been stable during the quarter, however few contracts and transactions have taken place.

CORPORATE AND OTHER MATTERS

In July 2002, the Company sold its interests in two drybulk vessel joint ventures. The Company's interest in the drybulk segment has thereby been reduced to four remaining vessels, all of which are covered with medium to long term charter arrangements.

In the third quarter of 2002, the Company together with joint venture partners took delivery of one VLCC newbuilding, Hakata, in which the Company has a one third share. The Company also took delivery of a wholly-owned VLCC newbuilding, Front Stratus. In October 2002 the Company took delivery of a further two wholly-owned VLCC newbuildings, with delivery of these vessels financed through traditional bank financing. The Company now has one remaining newbuilding VLCC on order for delivery in 2003, and as per balance sheet date the remaining equity investment was estimated to be $19 million. Except for this the Company has no other material capital commitments.

The Board is pleased to announce that the banks in the largest syndicate have agreed to extend their loan for two years until November 2005. The loan originally had a bullet of $163 million due November next year. The extension also includes a right to defer two quarterly instalments equal to $15.7 million. The Board will continue to work with the target of lowering the cash break even rates, through similar agreements with other syndicates.

At September 30, 2002, and for the quarter then ended, 76,466,566 ordinary shares were outstanding. At September 30, 2002, the Bank of Nova Scotia Group had acquired 2,695,000 Frontline shares pursuant to the existing Equity Swap Line, of which 595,000 have been acquired in 2002. The facility has been extended to February 2004.

The  VLCC  chartering   cargo  agreement  with  BP  has  worked  out  to  mutual
satisfaction. Certain adjustments have been made to the initial agreement.

OUTLOOK

Tanker rates have improved considerably in the first half of the fourth quarter due to a seasonal demand increase, more stable Iraqian exports and more oil going west. Some oil company VLCCs have possibly been employed for floating storage, thereby reducing overall transportation capacity. Approximately 60 per cent and 75 per cent of Frontline's Suezmax and VLCC fleet capacity respectively has been covered for the fourth quarter at rates of about $21,000 per day for Suezmaxes and $28,000 per day for VLCCs with earnings trending upwards as new fixtures are concluded at rates above the current average.

The Board expressed in the second quarter report comfort with the Company's financial position. Based on the improved markets, the reduced cash breakeven rates (currently $22,100 per day for VLCCs and $14,200 per day for Suezmaxes), the new agreements with the banks and certain other measures under implementation, this comfort has increased further. The Board feels the Company is well positioned for future growth, but will remain cautious in its investment considerations.

Based on the rates achieved so far in the fourth quarter it is anticipated that the Company will generate a net income from ordinary operations in excess of $40 million. This number does not include effects from marked to market valuation of the Equity Swap Line, currency changes and interest rate swaps. Current rates for VLCCs and Suezmaxes are $50,000 and $30,000 per day respectively, which are rates significantly higher than the average fixed so far in quarter. Therefore, if these rates are maintained, the projected net income will be significantly higher.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 17, 2002
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

                                         FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)
____________________________________________________________________________________________________________________________________
      2001        2002        INCOME STATEMENT                                                   2002         2001         2001
    Jul-Sep     Jul-Sep      (in thousands of $)                                               Jan-Sep      Jan-Sep       Jan-Dec
                                                                                                                         (audited)
____________________________________________________________________________________________________________________________________

     132,406     81,985    Net operating revenues                                              269,687      537,752      647,345
      18,822       (602)   Gain (loss) from sale of assets                                      (2,872)      34,839       35,620
      32,240     29,021    Ship operating expenses                                              86,387       89,611      121,452
      10,460     19,724    Charterhire expenses                                                 39,269       31,516       41,858
       1,767      4,657    Administrative expenses                                               9,734        8,126       13,176
     106,761     27,981    Operating income before depreciation and amortisation               131,425      443,338      506,479
      31,118     34,916    Depreciation and amortisation                                       103,643       89,264      121,725
      75,643     (6,935)   Operating income after depreciation and amortisation                 27,782      354,074      384,754
       2,234      2,381    Interest income                                                       7,812       10,115       12,953
     (21,942)   (18,244)   Interest expense                                                    (55,442)     (70,881)     (91,800)
         684     (1,374)   Share of results from associated companies                           (9,838)      15,953       22,317
      (7,455)   (17,116)   Other financial items                                               (16,397)     (11,618)      (5,709)
      (9,638)     4,118    Foreign currency exchange gain (loss)                                (7,999)       9,328       28,318
      39,526    (37,170)   Income (loss) before taxes and minority interest                    (54,082)     306,971      350,833
         271          1    Taxes                                                                     2          256          444
         (31)         -    Minority interest                                                         -           14            -
           -          -    Cumulative effect of change in accounting principle                       -       32,339       32,339
      39,286    (37,171)   Net income (loss)                                                   (54,084)     339,040      382,728

                           Earnings (loss) Per Share Amounts ($)
       $0.51     $(0.49)   EPS before cumulative effect of change in accounting principle       $(0.71)       $3.99        $4.57
           -          -    Cumulative effect of change in accounting principle                       -        $0.42        $0.42
       $0.51     $(0.49)   EPS                                                                  $(0.71)       $4.41        $4.99
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________
                           Income on timecharter basis ($ per day per ship)*
      30,800     16,900    VLCC                                                                 18,900       47,600       40,800
      23,100     14,300    Suezmax                                                              16,100       34,100       30,700
      23,000     13,400    Suezmax OBO                                                          15,500       31,900       28,900
____________________________________________________________________________________________________________________________________
                           * Basis = Calendar days minus off-hire. Figures after
                             deduction of broker commission

____________________________________________________________________________________________________________________________________
BALANCE SHEET                                                                                    2002         2001         2001
(in thousands of $)                                                                             Sep 30       Sep 30       Dec 31
                                                                                                                        (audited)
____________________________________________________________________________________________________________________________________
ASSETS
Short term
Cash and cash equivalents                                                                       84,841      117,351      189,277
Other current assets                                                                            91,086       96,879       88,641
Long term
Newbuildings and vessel purchase options                                                        65,236      100,968      102,781
Vessels and equipment, net                                                                   2,332,649    2,397,743    2,196,959
Vessels under capital lease, net                                                               229,866      105,012      317,208
Investment in associated companies                                                             110,262       98,565      109,898
Goodwill                                                                                        11,891       14,224       14,049
Deferred charges and other long-term assets                                                      6,027       16,867       14,961
Total assets                                                                                 2,931,858    2,947,609    3,033,774

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                               212,951      223,930      227,597
Current portion of obligations under capital lease                                              12,511        7,782       17,127
Other current liabilities                                                                       59,868       62,706       70,332
Long term
Long term interest bearing debt                                                              1,218,106    1,331,107    1,164,354
Obligations under capital lease                                                                217,959       89,524      283,663
Other long term liabilities                                                                     34,173       14,470       11,478
Minority interest                                                                                    -        6,070        6,822
Stockholders' equity                                                                         1,176,290    1,212,020    1,252,401
Total liabilities and stockholders' equity                                                   2,931,858    2,947,609    3,033,774
____________________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________________
STATEMENT OF CASHFLOWS                                                                                       2002         2002
(in thousands of $)                                                                                         Jul-Sep      Jan-Sep
____________________________________________________________________________________________________________________________________
OPERATING ACTIVITIES
Net income (loss)                                                                                           (37,171)     (54,084)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                                                35,452      105,205
Unrealised foreign currency exchange (gain) loss                                                            (1,962)       10,397
Gain or loss on sale of assets                                                                                  602        2,871
Results from associated companies                                                                             1,374        9,838
Adjustment of financial derivatives to market value                                                           5,551        6,459
Change in operating assets and liabilities                                                                   17,332        9,856
Net cash provided by operating activities                                                                    21,178       90,542

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment                                                            (60,819)    (197,755)
Advances to associated companies, net                                                                         1,135      (10,067)
Purchase of minority interest                                                                                  (166)      (4,665)
Proceeds from sale of assets                                                                                 31,800       74,241
Net cash provided by (used in) investing activities                                                         (28,050)    (138,246)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                                                               54,204      226,958
Repayments of long-term debt                                                                                (53,245)    (197,903)
Repayment of capital leases                                                                                  (4,318)     (66,894)
Dividends paid                                                                                                    -      (19,116)
Issue of shares, net                                                                                              -          223
Net cash used in financing activities                                                                        (3,359)     (56,732)

Net increase (decrease) in cash and cash equivalents                                                        (10,231)    (104,436)
Cash and cash equivalents at start of period                                                                 95,072      189,277
Cash and cash equivalents at end of period                                                                   84,841       84,841
____________________________________________________________________________________________________________________________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                     Frontline Ltd.
                                         --------------------------------------
                                                     (Registrant)




Date     November 18, 2002       By              /s/ Kate Blankenship
                                         --------------------------------------
                                                   Kate Blankenship
                                         Secretary and Chief Accounting Officer









02089.0009 #364977